[AMB Letterhead]
June 5, 2009
Cicely LaMothe, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	AMB Property, L.P. File No. 001-14245 Form 10-K for the year ended December 31, 2008
Dear Ms. LaMothe:

              In connection with the letter dated June 5, 2009 submitted on behalf of AMB Property, L.P., a Delaware limited partnership (the “Operating Partnership”), in response to the comments contained in the letter dated May 8, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we submit this letter to acknowledge that:
▪	the Operating Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Operating Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
              If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (415) 733-9455.
Very truly yours,
AMB Property, L.P.
By: AMB Property Corporation
        Its General Partner
/s/ Nina A. Tran
Nina A. Tran
Senior Vice President and
Chief Accounting Officer

cc:	Laura L. Gabriel, Partner, Latham & Watkins LLP Wendy S. McCray, Partner, PricewaterhouseCoopers LLP